UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

CNH INDUSTRIAL N.V.

Form 6-K for the month of October 2016

The following exhibits are furnished herewith:

Exhibit 99.1	Press Release, dated October 18, 2016, titled: “CNH Industrial announces subsidiary notes offering”

Exhibit 99.2	Press Release, dated October 18, 2016, titled: “Pricing of CNH Industrial Capital LLC $400 million notes”

Exhibit 99.3	Press Release, dated October 19, 2016, titled: “CNH Industrial Third Quarter 2016 financial results conference call”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name: Michael P. Going
Title: Corporate Secretary

October 19, 2016

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press Release, dated October 18, 2016, titled: “CNH Industrial announces subsidiary notes offering”

Exhibit 99.2	Press Release, dated October 18, 2016, titled: “Pricing of CNH Industrial Capital LLC $400 million notes”

Exhibit 99.3	Press Release, dated October 19, 2016, titled: “CNH Industrial Third Quarter 2016 financial results conference call”